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                                                                   EXHIBIT 99.3


                             MISSION WEST PROPERTIES
                               10050 Bandley Drive
                           Cupertino, California 95014
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                          NOTICE OF SPECIAL MEETING OF
                           SHAREHOLDERS TO BE HELD ON
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TO THE SHAREHOLDERS:


     A special meeting (the "Meeting") of shareholders of Mission West Properties, a California corporation (the "Company") will be held at the Company's corporate offices, 10050 Bandley Drive, Cupertino, California 95014 on ___________, _____________, 199_ at ____ _.m., for the following purposes:

     1. To approve a proposed private placement of 6,495,058 shares of the Company's Common Stock for $4.50 per share.

     2. To ratify and approve the Company's acquisition of the sole general partner interest representing approximately 10.91% of the total partnership interests in each of four existing limited partnerships (collectively the "Operating Partnerships") owning from approximately 4.2 to 4.34 million rentable square feet of leased commercial R&D buildings, in which the principal limited partners are Carl E. Berg and certain of his affiliates, pursuant to the terms of an Acquisition Agreement dated as of May 14, 1998 and an Amendment to Acquisition Agreement effective July 1, 1998.

     3. To approve the Company's acquisition of the right to acquire, through the Operating Partnerships, certain pending commercial R&D building developments consisting of approximately 1.02 million rentable square feet from Mr. Berg and certain of his affiliates.

     4. To approve the Company's acquisition of an option to acquire future commercial R&D building developments on land currently held by Mr. Berg and certain of his affiliates.

     5. To approve the issuance of up to 100,825,478 shares of Common Stock upon the future redemption or exchange of 100,825,478 units of limited partnership interests held by or issuable to the limited partners in the Operating Partnerships ("L.P. Units"), including 33,919,072 L.P. Units issuable upon the acquisition of the pending commercial R&D building developments from Mr. Berg and certain of his affiliates.

     6. To approve a proposal to reincorporate the Company under the laws of the State of Maryland through a merger with and into the Company's wholly owned subsidiary Mission West Properties, Inc., a Maryland corporation ("Mission West-Maryland"), which during 1998 intends to elect to become a Real Estate Investment Trust ("REIT") for federal income tax purposes, and to approve the adoption of the charter and bylaws of Mission West-Maryland to take effect upon the merger (the "Reincorporation Merger").


     Only shareholders of record at the close of business on _________, 1998, will be entitled to vote at the meeting. Each of those shareholders is cordially invited to be present and vote at the meeting in person.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE SIGN AND DATE THE ENCLOSED PROXY AND RETURN IT PROMPTLY. THIS IS IMPORTANT BECAUSE A MAJORITY OF THE SHARES MUST BE REPRESENTED, EITHER IN PERSON OR BY PROXY, TO CONSTITUTE A QUORUM. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON EVEN THOUGH YOU HAVE PREVIOUSLY PROVIDED A PROXY.

                                       By Order of the Directors


                                       Bradley A. Perkins